U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

July 9, 2010

VIA EDGAR TRANSMISSION

Christina Diangelo
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W., Room 5422
Washington, D.C. 20549

Re:  Masters Select Funds Trust (File No. 811-07763)

Dear Ms. Diangelo:

This letter is in response to the Staff’s oral comments and suggestions provided on June 11, 2010 pursuant to your review of (1) the Form N-CSR filed on March 3, 2010; and (2) the registration statement filed pursuant to Rule 485(b), each with respect to Masters Select Funds Trust (the “Trust”) and its series: the Equity Fund, the International Fund, the Value Fund, the Smaller Companies Fund and the Focused Opportunities Fund (the “Funds”).  For your convenience, your comments and suggestions are summarized below and set forth in bold typeface.  The Trust’s responses immediately follow your summarized comments and suggestions.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS PROVIDED JUNE 11, 2010

1.           The Staff commented about the disclosure in the performance table of the gross and net expense ratios for each fund.  The Staff asked that in the future the Trust refers readers to the financial highlights or the example expense disclosure contained in the report.  The Staff also asked that the Trust consider cross-referencing the expense ratio shown in the performance table with the financial highlights and expense examples presented later in the report.  Finally, the Staff also asked the Trust to clarify whether custody credits had materially impacted the expense ratio.

Response 1:  The Trust has confirmed with its distributor that the disclosure as presented is in compliance with FINRA requirements.  The Trust agrees to consider cross-referencing the expense ratios in the performance table with those expense ratios shown in the expense example and financial highlights in future reports to shareholders.  The Trust also confirms that the custody credits referenced do not have a material impact on the net expense ratios of any of the Funds.

2.           The Staff asked that the Trust clarify which indices are the benchmarks for the Value Fund, noting that data from several different indices was used throughout the Fund’s Management Discussion of Fund Performance.  Additionally, the Staff noted that the indices used in the Management Discussion of Fund Performance differed from the indices used in the prospectus in some cases.

Response 2:  The Trust responds by clarifying that the Value Fund’s primary benchmark is the Russell 3000 Value Index and the Fund’s secondary benchmark is the Lipper Multi-Cap Value Index, as listed in the Fund’s prospectus.  For consistency, the Trust undertakes to use these indices going forward in future shareholder reports when providing comparisons to the Fund’s performance.  Any other index or benchmark comparisons made will clearly indicate that such information is supplementary.

3.           The Staff noted that a preferred stock listed in the Schedule of Investments for the Value Fund did not include disclosure of the stock’s dividend rate.

Response 3:  The Trust agrees to provide dividend rates for preferred stock in future schedules of investments to be filed in the Funds’ Annual and Semi-Annual Reports and on Forms N-Q and N-CSR.

4.           The Staff noted that the footnote with respect to the valuation table for the International Fund indicated that the value of certain securities was $0 as of December 31, 2009 and asked for clarification regarding the roll forward of Level 3 securities.

Response 4:  The Trust responds by stating that the International Fund did hold Level 3 securities as of the Fund’s fiscal years ended December 31, 2008 and 2009; however, on those dates and on all dates during the fiscal years, those Level 3 securities were valued at $0.  If the Trust were to add a the table with the Level 3 roll forward, the Trust does not believe that any additional information would be provided to the shareholders, and may in fact cause confusion among shareholders.  In the event that the International Fund disposes of these Level 3 securities, the Trust will provide the Level 3 roll forward and any other required disclosures.

5.           The Staff noted a discrepancy in the disclosure under Note 3 of the Notes to Financial Statements on page 62 and the disclosure under the “Board Consideration of and Continuation of Investment Advisory Agreement” under the sub-heading “The Advisor’s financial information” on page 74.  Specifically, Note 3 states that the Advisor has agreed not to seek recoupment of waived fees, but page 74 states that the Advisor did not seek recoupment of “a substantial portion of waived advisory fees.”  Please reconcile.

Response 5:  The Trust responds by clarifying that the Advisor did not receive any recoupment of waived advisory fees during the fiscal year.  The Trust will ensure consistency of similar disclosures in future reports.

6.           The Staff noted that the table listing biographical information for the Trustees of the Trust did not contain information regarding the number of portfolios overseen by each Trustee.

Response 6:  The Trust notes that the paragraph preceding the table states that all of the Trustees oversee all of the Masters’ Select Funds; however, the Trust agrees to include the specific number of Funds overseen by the Trustees in the table in future reports.

7.           The Staff asked the that Trust provide additional information regarding the type of tax services provided by the Trust’s Independent Registered Public Accounting Firm in Item 4 of Form N-CSR.

Response 7:  The Trust clarifies that the Independent Registered Public Accounting Firm reviews tax schedules and returns prepared by the Funds’ Administrator and signs the Funds federal and state tax returns as a paid preparer.  In future Form N-CSR filings, the Trust will make representations to this effect.

8.           The Staff asked the Trust to consider including disclosure, where applicable, in the Expense Examples located in the Funds’ prospectus regarding the application of a Fund’s contractual expense cap in the Year 1 of each of the expense numbers shown.

Response 8: The Trust agrees to consider adding such disclosure in the next annual update of its registration statement in April 2011.

I trust that the above responses adequately address your comments.  If you have additional questions, please do not hesitate to contact me at (925)-253-5213.

Sincerely,

/s/ John Coughlan

John Coughlan
Treasurer and Chief Compliance Officer
Masters Select Funds